SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------
                                AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                             -----------------------

                MEDICAL INCOME PROPERTIES 2A LIMITED PARTNERSHIP
                            (Name of Subject Company)

                            JDF AND ASSOCIATES, LLC
               PREVIOUSLY OWNED PARTNERSHIPS INCOME FUND II, L.P.;
                           SPECIFIED INCOME FUND, L.P.
                     MACKENZIE PATTERSON SPECIAL FUND, L.P.
              MACKENZIE FUND VI, A CALIFORNIA LIMITED PARTNERSHIP;
                       STEVEN GOLD; MORAGA GOLD, LLC;
                                 C.E. PATTERSON
                                J. DAVID FRANTZ

                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                             -----------------------

                                             Copy to:
C.E. Patterson                               Paul J. Derenthal, Esq.
MacKenzie Patterson, Inc.                    Derenthal & Dannhauser
1640 School Street, Suite 100                455 Market Street, Suite 1600
Moraga, California  94556                    San Francisco, California  94105
(510) 631-9100                               (415) 243-8070

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

CUSIP NO.   None                  14D-1                    Page __ of ___ Pages



1.   Name of Reporting Person
     S.S. or I.R.S. Identification Nos. of Above Person

     J. DAVID FRANTZ


2.   Check the Appropriate Box if a Member of a Group
     (See Instructions)

                                                            (a)      __
                                                            (b)      x

3.   SEC Use Only

4.   Sources of Funds (See Instructions)

             WC

5.   Check if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(e)or2(f)

                                                                  --


6.   Citizenship or Place of Organization

             California

7.   Aggregate Amount Beneficially Owned by Each Reporting Person    0


8.   Check if the Aggregate in Row (7) Excludes Certain Shares (See
     Instructions)

                                                                            --
9.   Percent of Class Represented by Amount in Row (7)                      0%


10.  Type of Reporting Person (See Instructions)

                     IN

CUSIP NO.   None                  14D-1                    Page __ of ___ Pages



1.   Name of Reporting Person
     S.S. or I.R.S. Identification Nos. of Above Person

     C.E. PATTERSON


2.   Check the Appropriate Box if a Member of a Group
     (See Instructions)

                                                            (a)      __
                                                            (b)      x

3.   SEC Use Only

4.   Sources of Funds (See Instructions)

             WC

5.   Check if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(e)or2(f)

                                                                  --
6.   Citizenship or Place of Organization

             California

7.   Aggregate Amount Beneficially Owned by Each Reporting Person   903


8.   Check if the Aggregate in Row (7) Excludes Certain Shares (See
     Instructions)

                                                                            --
9.   Percent of Class Represented by Amount in Row (7)                     3.9%


10.  Type of Reporting Person (See Instructions)

                   IN

This Schedule is hereby amended as follows:

Item 1. Security and Subject Company

     By Press Release dated August 25, 1997, the Expiration Date of the Offer was extended to September 30, 1997, or such later date to which the Purchasers may further extend the Offer.

     Item 13 in the Offer to Purchase is hereby amended so that its first paragraph reads in full as follows:

     Notwithstanding any other term of the Offer, the Purchasers shall not be required to accept for payment or to pay for any Units tendered if all authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, necessary for the consummation of the transactions contemplated by the Offer shall not have been filed, occurred or been obtained on or before the Expiration Date.



Item 11.     Material to be Filed as Exhibits.

             (a)(5)  Form of Letter to Unitholders dated August 25, 1997

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                                   SIGNATURES

             After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:       August 27, 1997


JDF & ASSOCIATES, LLC

             By:     /s/ J. David Frantz
                     J. David Frantz, General Manager

PREVIOUSLY OWNED PARTNERSHIPS INCOME FUND II, L.P.;

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ Victoriaan Tacheira
                     Victoriaann Tacheira, Senior Vice President

SPECIFIED INCOME FUND, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ Victoriaann Tacheira
                     Victoriaann Tacheira, Senior Vice President

MACKENZIE PATTERSON SPECIAL FUND, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ Victoriaann Tacheira
                     Victoriaann Tacheira, Senior Vice President

MACKENZIE FUND VI, a California Limited Partnership

By MacKenzie L.P., a California Limited Partnership, General Partner

By MacKenzie Securities Partners, Inc., General Partner

              By:    /s/Victoriaann Tacheira
                     Victoriaann Tacheira, Vice President

/s/ Steven Gold
STEVEN GOLD


MORAGA GOLD, LLC

By Moraga Partners, Inc., Managing Member

             By:     /s/ C. E. Patterson
                     C.E. Patterson, President


/s/ C. E. Patterson
C.E. PATTERSON

/s/ J. David Frantz
J. DAVID FRANTZ

         EXHIBIT INDEX
Description                                                     Page
(a)(5)  Form of Letter to Unitholders dated August 27, 1997

                                   EXHIBIT (a) (5)

Dear Fellow Limited Partner:

In reference to a letter dated July 18, 1997 in which affiliates of MacKenzie Patterson, Inc. ("MPI") made an offer to purchase your interest in Medical Income Properties 2A Limited Partnership, it should be noted that the term of the offer has been extended through September 30th, 1997. As of August 22, 1997, 1,011 units have been tendered. We believe that many other unit holders may not have tendered their units because the offer or their status as unit holders confuses them. In order to help resolve questions you may have concerning the offer, we have prepared responses to some questions that have been asked by Unit holders, and these questions and answers are set forth below.

         In addition to these matters and the information in the original Offer, Unit holders should consider the risks that were outlined in the original offer. Footnote 1.

         - Unitholders who tender their Units will give up the opportunity to participate in any future distributions by the Partnership, and the purchase price per Unit payable to a tendering Unitholder by the Purchasers is less than the total cash which the General Partner has estimated will be distributed to the Unitholder with respect to the Unit through July 2000, the scheduled final distribution date.

         - The Purchasers are making the Offer for investment purposes and with the intention of making a profit from the ownership of the Units. In establishing the purchase price of $29 per Unit, the Purchasers was motivated to establish the lowest price which might be acceptable to Unitholders consistent with the Purchasers' objectives.

         - As a result of consummation of the Offer, the Purchasers may be in a position to influence any Partnership decisions on which Unitholders may vote. The Purchasers will vote the Units acquired in the Offer in their own interest, which may be different from or in conflict with the interests of the remaining Unitholders. End Footnote.

COMMONLY ASKED QUESTIONS FROM LIMITED PARTNERS:

Q: Why am I receiving this offer? I recently received a check from the partnership and have already sent back my ownership certificate. I do not own the units any more, do I?

A: Yes!! You still own your units and you can still receive substantial benefits by selling to MacKenzie Patterson Inc. We estimate the value to the average taxable investor to be between $53.54 and $76.86 per unit! (including the $29 cash price plus the average tax mp/mip2a.2
savings per unit - see the enclosed Cates Moore & Regalia tax summary). Our previous cover letter mistakenly stated the amount of potential benefits to a Unit Holder in the 28% federal tax bracket (column #2 in the tax summary) to be $72. The actual figure is $69.50.

     As you are aware, the partnership completed the sale of substantially all of its assets and is in the process of collecting its remaining receivables and settling outstanding liabilities in order to wind up and terminate its affairs. Although limited partners were asked to send back their certificates, the payment that was recently made was merely a distribution of a portion of the proceeds from the sale of the partnership assets and was not in exchange for the units themselves. There was no change in unit ownership and limited partners still have the same ownership position in the partnership as they did before the certificates were sent in and the payment was made.

Q: I want to stay with the current management. They've done a good job.

A: We agree! We think Qualicorp has done well by its investors, and we don't propose changing management. Selling your units to MPI will not change the management.

Q: How much cash will I receive if I choose to accept the offer and when will I receive my money?

A: You will receive $29 per unit. We will make payment within 5 business days of the close of our offer. Any tax benefits will be reflected in a reduction of your 1997 tax bill.

Q: Why am I receiving only $29 per unit when I paid $1,000?

A: According to the General Partner, original investors have already received total distributions from the Partnership of approximately $1,559. Our offering price is based on the estimated distribution by the partnership that may be paid prior to July, 2000. In addition to the $29 cash payment, our offer includes an opportunity to enjoy tax savings in the form of a capital loss for 1997 tax purposes.

Q: Are there any other benefits to accepting the offer?

A: In addition to the monetary benefits of the cash and potential tax savings, limited partners who sell their units will terminate their investment and will not have to deal with filing tax information regarding the partnership for years after 1997. This could result in significant savings in tax preparation expenses for most partners.

Q: What happens if I choose not to accept the offer?

mp/mip2a.2

A: Limited Partners who decline our offer will maintain their interest in the partnership. This means that they will remain subject to the risk associated with waiting for the partnership to make its final payout if and when that occurs.

Q: Who are the Purchasers and what are they going to do with the units?

A: The purchasers are investment partnerships managed by or related to MacKenzie Patterson, Inc. and its affiliates. The purchasers and MPI are in no way associated with the partnership. The purchasers are groups of independent investors that purchase units solely for long-term investment purposes with the intent of holding these units until the final liquidation payment is made.


Q: What is a Medallion Signature Guarantee and what do I do with the Letter of Transmittal?

A: A Medallion Guarantee is similar to a Notarization. It provides the buyer and transfer agent protection against forged or improperly executed transfer documents. Obtaining the Medallion Guarantee is necessary for all sellers. It is a standard signature guarantee procedure and is available through most banks or securities brokerages.

         For virtually all unit holders, the Letter of Transmittal is very easily completed. All that is required is completion of the Signature Box and obtaining of the Medallion Signature Guarantee. The remaining boxes should be reviewed, but are, in general, not applicable.

Please consider your continued ownership of Medical Income Properties 2A carefully. If you agree that you are better off selling to us, please fill out and return to MPI the Letter of Transmittal no later than September 30th, 1997.

The offer is for $29.00 per unit. In order to figure out how much you will receive all you need to do is multiply the number of units you own times $29. If you are unsure of the number of units that you own, you can figure it out based on the amount of your original investment. Simply divide the total amount you invested in these units by $1,000 (the original unit price) and the result will be the number of units you own. You can also call us and we will look it up. Or, if you know that you want to accept the offer, you can simply write "All" in the space that asks for the number of units that you are tendering. This will indicate your intention to sell all units that you own. We will make payment within 5 business days of the close of our offer.

Our offering price is based on the total amount that the partnership has indicated it will distribute in the future. This amount may be up to $92.00 per unit prior to July 1, 2000. The amount would be reduced by partnership administration expenses in excess of projected expenses plus any payments to the purchasers of the properties under indemnities given by mp/mip2a.2
the partnership. We believe that it is fair to discount this value in order to account for the timing of the payments and to allow for the risks associated with continued ownership. There is no guarantee that the forecasted distribution will, in fact, be made.

In addition to the actual cash payment, it is very important to note that a tax savings may be available to limited partners who tender their units. The savings are based on the estimated average existing capital account balance, which is $151.72, minus $29 which leaves $122.72. This is the amount that an average limited partner could claim as a capital loss for 1997 tax purposes if he disposes of his entire interest this year at the price offered by the purchasers. The actual value of this loss will depend on each holder's own tax position and is calculated by multiplying your tax rate times $122.72. The result is the available potential tax savings per unit. This amount, combined with the $29, should be viewed as the total value of the offer to selling partners. Please see the attached explanation that was prepared by the independent accounting firm of Cates Moore & Regalia.

Limited Partners who decline our offer will maintain their interest in the partnership. This means that they will remain subject to the risk associated with waiting for the partnership to make its payout. Keep in mind that the figures given as future payments are only estimates based on the amount estimated by the general partner to be available and that the amount may be lower. Holding units also means that limited partners will be responsible for Schedule K-1 tax filings through the year 2000. Finally, continuing holders pass up the chance to, in a timely manner, receive cash that can be used for new investments or any other way.

We hope that this letter helps to clarify our offer and apologize for any confusion that may have been caused. We strongly encourage you to consider the offer and its benefits and discuss it with your own personal tax advisor. A copy of a letter summarizing the offer has been included as well as another Letter of Transmittal. Please call us at (800) 854-8357 ext. 206 if you have any other questions.

Respectfully submitted,


C.E. Patterson
President of MacKenzie Patterson, Inc.
General Partner or Managing Member of the Purchasers

mp/mip2a.2

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